                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   __________

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                       BOSTON CELTICS LIMITED PARTNERSHIP
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                                (Name of Issuer)

                           Limited Partnership Units
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                         (Title of Class of Securities)

                                   100577105
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                                 (CUSIP number)

                                 Paul E. Gaston
                              33 East 63rd Street
                              New York, NY  10021
                                 (212) 644-3800
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                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                 March 8, 1999
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            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                    ------------------------
CUSIP No. 100577105                13D                  Page  2   of   7   Pages
-------------------                                     ------------------------
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1                NAME OF REPORTING  PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                 CASTLE CREEK PARTNERS, L.P.
-------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   [ ]
                                                                      (b)   [X]
-------------------------------------------------------------------------------
3                SEC USE ONLY

-------------------------------------------------------------------------------
4                SOURCE OF FUNDS*
                 WC
-------------------------------------------------------------------------------
5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(D) OR 2(E)                              [ ]

-------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OF ORGANIZATION

                 DELAWARE
-------------------------------------------------------------------------------
    NUMBER OF            7  SOLE VOTING POWER
    SHARES
                            551,800
                ---------------------------------------------------------------
 BENEFICIALLY            8  SHARED VOTING POWER
   OWNED BY
                            0
                ---------------------------------------------------------------
     EACH               9  SOLE DISPOSITIVE POWER
   REPORTING
                           551,800
                ---------------------------------------------------------------
  PERSON WITH          10  SHARED DISPOSITIVE POWER

                           0
                ---------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 551,800
-------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES/*/                                         [ ]
-------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 20.4%
-------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON/*/

                 PN
-------------------------------------------------------------------------------

                              (Page 2 of 7 Pages)

-------------------                                    ------------------------
CUSIP No. 100577105                13D                  Page  3   of   7   Pages
-------------------                                     ------------------------
-------------------------------------------------------------------------------
1                NAME OF REPORTING  PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                 CASTLE CREEK PARTNERS GP, INC.
-------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                      (b)  [X]
-------------------------------------------------------------------------------
3                SEC USE ONLY

-------------------------------------------------------------------------------
4                SOURCE OF FUNDS*

-------------------------------------------------------------------------------
5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(D) OR 2(E)                             [ ]

-------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OF ORGANIZATION

                 DELAWARE
-------------------------------------------------------------------------------

   NUMBER OF            7  SOLE VOTING POWER
    SHARES
                           551,800
                ---------------------------------------------------------------
 BENEFICIALLY           8  SHARED VOTING POWER
   OWNED BY
                           0
                ---------------------------------------------------------------
     EACH               9  SOLE DISPOSITIVE POWER
   REPORTING
                           551,800
                ---------------------------------------------------------------
  PERSON WITH          10  SHARED DISPOSITIVE POWER

                           0
-------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 551,800
-------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES/*/                                         [ ]

-------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 20.4%
-------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON/*/

                 CO
-------------------------------------------------------------------------------

                              (Page 3 of 7 Pages)

-------------------                                    ------------------------
CUSIP No. 100577105                13D                  Page  4   of   7   Pages
-------------------                                     ------------------------
--------------------------------------------------------------------------------
1                NAME OF REPORTING  PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                 PAUL E. GASTON
--------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3                SEC USE ONLY


--------------------------------------------------------------------------------
4                SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)

--------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OF ORGANIZATION

                 USA
--------------------------------------------------------------------------------

   NUMBER OF            7  SOLE VOTING POWER
    SHARES
                           551,900
               -----------------------------------------------------------------
 BENEFICIALLY           8  SHARED VOTING POWER
   OWNED BY
                           0
               -----------------------------------------------------------------
     EACH               9  SOLE DISPOSITIVE POWER
   REPORTING
                           551,900
               -----------------------------------------------------------------
  PERSON WITH          10  SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 551,900
--------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES/*/                                         [ ]

--------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 20.4%
--------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON/*/

                 IN
--------------------------------------------------------------------------------

                              (Page 4 of 7 Pages)

Item 1.  Security and Issuer

     Schedule 13D relates to limited partnership units (the "Units") of Boston Celtics Limited Partnership ("BCLP"). BCLP's principal executive office is located at 151 Merrimac Street, Boston, Massachusetts 02114.

Item 2.  Identity and Background

     This Schedule 13D is being filed by Castle Creek Partners, L.P. ("Castle Creek"), Castle Creek Partners GP, Inc. ("Castle Creek GP") and Paul E. Gaston.

     Castle Creek is a Delaware limited partnership. Castle Creek's principal executive offices are located at 151 Merrimac Street, Boston, Massachusetts 02114, and its principal business is investing and seeking opportunities to invest in operating businesses. Castle Creek's general partner, Castle Creek GP, controls Castle Creek's day-to-day operations.

     Castle Creek GP is a Delaware corporation and is Castle Creek's 1% general partner. Castle Creek GP's principal executive offices are located at 151 Merrimac Street, Boston, Massachusetts 02114, and its principal business is controlling Castle Creek's day-to-day operations. Castle Creek GP's directors and executive officers are Paul E. Gaston (Director, Chief Executive Officer and President), Don F. Gaston (Director), Paula B. Gaston (Director) and Richard G. Pond (Executive Vice President, Chief Operating Officer, Treasurer and Secretary). Castle Creek GP is wholly owned by Celtics, Inc., a Delaware corporation, which is in turn wholly owned by Walcott Partners, L.P. ("Walcott"), a Delaware limited partnership. Walcott's general partners are Paul E. Gaston and Draycott, Inc. ("Draycott"), a Delaware corporation. Paul E. Gaston is Draycott's sole stockholder, officer and director. 96.3% of Castle Creek's limited partnership interests are held by a limited partnership of which Walcott owns a majority of the limited partnership interests and Draycott is the general partner.

     The business address of Paul E. Gaston, Don F. Gaston, Paula B. Gaston and Richard G. Pond is c/o Castle Creek Partners GP, Inc., 151 Merrimac Street, Boston, Massachusetts 02114. Paul E. Gaston's and Richard G. Pond's present principal occupations are as officers of BCLP GP, Inc., BCLP's general partner. Don F. Gaston's and Paula B. Gaston's present principal occupations are as private investors.

     Each of Paul E. Gaston, Don F. Gaston, Paula B. Gaston and Richard G. Pond is a United States citizen. None of Castle Creek, Castle Creek GP, Paul E. Gaston, Don F. Gaston, Paula B. Gaston or Richard G. Pond has during the last 5 years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     Castle Creek currently owns 551,800 Units, all of which were purchased with cash and proceeds from short-term investments. Castle Creek purchased 430,000 of these Units pursuant to a tender offer for up to 430,000 Units at $17.00 per Unit in cash, which commenced on January 13, 1999 and expired on March 1, 1999. Details of this tender offer may be found in Castle Creek's Schedule 14D-1 (File No. 005-54629), which Castle Creek filed with the SEC on January 13, 1999, as amended.

     In addition to Units owned directly by Castle Creek, Paul E. Gaston may be deemed to beneficially own 100 Units owned directly by Walcott. Don F. Gaston and Paula B. Gaston directly own 100 Units, and Don F. Gaston may be deemed to beneficially own 100 Units that are owned directly by Brookwood Investments Limited Partnership ("Brookwood"), a partnership owned by Don F. Gaston and Paula B. Gaston and of which Don F. Gaston is the general partner. All of these Units were acquired in connection with the reorganization of Boston Celtics Limited Partnership II, which was completed on June 30, 1998.

                              (Page 5 of 7 Pages)

Item 4.  Purpose of Transaction

     The purpose of Castle Creek's acquisition of Units was for Castle Creek to increase its equity interest in BCLP for investment purposes. The purpose was not for Castle Creek or Paul E. Gaston to acquire or influence control of BCLP's business, since BCLP GP, Inc., an affiliate of Castle Creek and Paul E. Gaston, was already BCLP's general partner. By virtue of ownership of 20.4% of the outstanding Units, Castle Creek and Paul E. Gaston can prevent certain actions that, pursuant to BCLP's Agreement of Limited Partnership, require a vote of at least 80% of the outstanding Units.

     Except as set forth above and elsewhere in this Schedule 13D, Castle Creek, Castle Creek GP and Paul E. Gaston have no present plans or intentions that relate to or would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D. The intentions of these persons and entities with respect to BCLP and the Units are subject to change, and each retains its right to modify its plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of BCLP and to formulate plans and proposals that could result in the occurrence of any such events.

Item 5.  Interest in Securities of the Issuer

     (a) Castle Creek directly and beneficially owns 551,800 Units, which constituted approximately 20.4% of the Units outstanding as of December 31, 1998. As general partner of Castle Creek, Castle Creek GP may be deemed to beneficially own all Units owned directly by Castle Creek. Paul E. Gaston may be deemed to beneficially own 551,900 Units, which constituted approximately 20.4% of the Units outstanding as of December 31, 1998, of which 551,800 are owned directly by Castle Creek, and 100 are owned directly by Walcott.

     Don F. Gaston and Paula B. Gaston directly and beneficially own 100 Units, which constituted less than 1% of the Units outstanding as of December 31, 1998. Don F. Gaston may be deemed to beneficially own 100 Units owned directly by Brookwood.

     (b) Each person named in response to paragraph (a) of this Item 5 has sole power to vote or to direct the vote, and sole power to dispose of or to direct the disposition of, the number of Units it beneficially owns.

     (c) On March 8, 1999, Castle Creek purchased 430,000 Units pursuant to a tender offer for up to 430,000 Units at $17.00 per Unit in cash, which commenced on January 13, 1999 and expired on March 1, 1999. Details of this tender offer may be found in Castle Creek's Schedule 14D-1 (File No. 005-54629), which Castle Creek filed with the SEC on January 13, 1999, as amended.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

     None.

Item 7.  Material to be Filed as Exhibits

     None.

                              (Page 6 of 7 Pages)

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 18, 1999
                             CASTLE CREEK PARTNERS, L.P.


                              By:  Castle Creek Partners GP, Inc.
                              Its:  General Partner


                              /s/ Paul E. Gaston
                              ------------------
                              By:  Paul E. Gaston
                              Its:  President



                              CASTLE CREEK PARTNERS GP, INC.


                              /s/ Paul E. Gaston
                              ------------------
                              By:  Paul E. Gaston
                              Its:  President



                              /s/ Paul E. Gaston
                              ------------------
                              Paul E. Gaston

                              (Page 7 of 7 Pages)